Schedule 13G Louis Gerald Mohlman

Item 1.

(a) Tower Financial Corp
(b) 116 E. Berry Street, Fort Wayne, IN  46802

Item 2.

(a) Louis Gerald Mohlman
(b) 429 E. Dupont Rd. #120, Fort Wayne, IN  46825
(c) United States of America
(d) Common Stock, No Par Value
(e) 891769101

Item 3.

(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.

(a) 240,599
(b) 5.9%
(c)
(i). 10,079
(ii). 230,520
(iii). 10,079
(iv). 230,520

Item 5. 	N/A

Item 6. 	The number of shares beneficially owned
over which Louis Gerald Mohlman has shared power to vote, is an aggregate number based upon the shares held in discretionary accounts of customers of Mohlman Asset
Management, LLC, of which Louis Gerald Mohlman is the
Sole Member. Each of these individual customers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, based upon their own individual holdings. No individual customer owns more than five percent of the class.

Item 7. 	N/A

Item 8. 	N/A

Item 9. 	N/A

Item 10. 	By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


02/15/2010
____________________________________
Date

Lou Mohlman
____________________________________
Signature

Lou Mohlman
President
____________________________________
Name / Title


Schedule 13G Mohlman Asset Management, LLC

Item 1.

(c) Tower Financial Corp
(d) 116 E. Berry Street, Fort Wayne, IN  46802

Item 2.

(f) Mohlman Asset Management, LLC
(g) 429 E. Dupont Rd. #120, Fort Wayne, IN  46825
(h) United States of America
(i) Common Stock, No Par Value
(j) 891769101

Item 3.

(f) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

Item 4.

(d) 230,520
(e) 5.6%
(f)
(i). 0
(ii). 230,520
(iii). 0
(iv). 230,520

Item 5. 	N/A

Item 6. 	The number of shares beneficially owned by
Mohlman Asset Management, LLC is an aggregate number based upon the shares held in discretionary accounts of customers of Mohlman Asset Management, LLC. Each of these individual customers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, based upon their own individual holdings. No individual customer owns more than five percent of the class.

Item 7. 	N/A

Item 8. 	N/A

Item 9. 	N/A

Item 10. 	By signing below I certify that, to the best of
my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


02/15/2010
____________________________________
Date

Lou Mohlman
____________________________________
Signature

Lou Mohlman
President
____________________________________
Name / Title